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MAR 04 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ClaritySpring Securities LLC Farvahar Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Ave, 21st Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clarke Gray (212) 916-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

RMS

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ClaritySpring Securities LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified In New York County
My Commission Expires 12-15-2021

3/1/19

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARITYSPRING SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018
(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)
PUBLIC DOCUMENT

CLARITYSPRING SECURITIES LLC

CONTENTS

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ClaritySpring Securities LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ClaritySpring Securities LLC as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of ClaritySpring Securities LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ClaritySpring Securities LLC's management. Our responsibility is to express an opinion on ClaritySpring Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ClaritySpring Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 11 and 12 has been subjected to audit procedures performed in conjunction with the audit of ClaritySpring Securities LLC's financial statements. The supplemental information is the responsibility of ClaritySpring Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 11 and 12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as ClaritySpring Securities LLC's auditor since 2016.
New York, New York
March 1, 2019

PrimeGlobal | An Association of Independent Accounting Firms

CLARITYSPRING SECURITIES LLC

Statement of Financial Condition

December 31, 2018

ASSETS:	
Cash	$ 14,736
Accounts receivable	3,080
TOTAL ASSETS	$ 17,816
LIABILITIES AND MEMBER'S EQUITY:	
LIABILITIES:	
Accounts payable and accrued expenses	$ 6,441
TOTAL LIABILITIES	6,441
Member's Equity	11,375
TOTAL LIABILITIES AND MEMBER'S EQUITY:	$ 17,816

The accompanying notes are an integral part of this financial statement.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

ClaritySpring Securities, LLC ("the Company", "the LLC", "or "CSS") was organized in Delaware on August 11, 2015 and is wholly owned by ClaritySpring Inc. ("the Parent"). The Company commenced operations as a broker/dealer on February 18, 2017, the date it was approved as a broker/dealer and registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company advises its customers in raising capital through its distribution channels and commercial operations. See Note 6.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Basis of Presentation</u>

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

The Company has defined cash equivalents as highly liquid investments with original maturities of 90 days or less at the time of purchase. The Company did not have any cash equivalents at December 31, 2018.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Credit Risk

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation.

Note 2 - Net Capital Requirements

The Company is registered with the SEC. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2018, the Company had net capital of $8,295, which was $3,295 in excess of its net capital requirement of $5,000. The percentage of aggregate indebtedness to net capital is 77.6%.

Note 3 - Income Taxes

The Company is an LLC, and files consolidated federal, state and local tax returns with its only member, its Parent, and as a result is a "disregarded entity" for tax purposes. The Company is subject to New York City Unincorporated Business Tax ("NYCUBT"). The Company accounts for the NYCUBT as though the Company filed its own return and tax payments, if any, are paid to its Parent for its proportionate share of taxes. The Company has no uncertain tax positions. Management allocates tax expense and tax benefits based on the proportional share of taxable income or loss. In 2018 the Company had no liability for such taxes as of December 31, 2018. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expenses and income tax payable.

The company has a deferred income tax asset of approximately $5,830 at December 31, 2018 related to the current year net loss and to net operating loss carry forwards. A valuation allowance has been established offsetting the $5,830 as the ultimate realization of these benefits is uncertain.

Note 3 - Income Taxes(continued)

The valuation allowance at December 31, 2017 was $1,900 and the change for the year ended December 31, 2018 is an increase of $3,930 as a result of the 2018 net loss of $26,207 realized by the Company increasing the net operating loss carryforward. The Partnership had net operating loss carry forwards of approximately $38,858 as of December 31, 2018, which will begin to expire in 2036.

Note 4 - Related Party Transactions

The Company has entered into an expense sharing agreement (the "Agreement") with its parent company ClaritySpring Inc. (the "Parent") as of June 1, 2017 whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and

All FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

All other expenses related to the business of the Company including expenses paid by the Parent will be reimbursed by the Company including use of the New York office space leased by Parent. Agreement shall be terminated upon the cessation of the Company's commercial operations.

Note 5 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6 - **Subsequent Events**

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2018, through March 1, 2019 the date the financial statements were available to be issued. There was one material event that occurred during this period.

Pursuant to a continuing membership application approved on January 9, 2019 by the Financial Industry Regulatory Authority ("FINRA"), the Company, formerly known as ClaritySpring Securities LLC was acquired by Omeed Malik Advisors LLC. The acquired ClaritySpring Securities LLC was renamed to Favahar Capital LLC. The acquisition was effected on January 10, 2019, as the new owner acquired all of the outstanding Capital shares from the former owner.